January 17, 2024

VIA EDGAR
Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:
AIM Growth Series (Invesco Growth Series) (File No. 811-02699), AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 811-06463), AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426), AIM Investment Securities Funds (Invesco Investment Securities Funds) (File No. 811-05686), AIM Sector Funds (Invesco Sector Funds) (File No. 811-03826), and AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 811-07890) (each, an “OEF Registrant” and collectively, the “OEF Registrants”); Invesco Advantage Municipal Income Trust II (File No. 811-07868), Invesco Bond Fund (File No. 811-02090), Invesco California Value Municipal Income Trust (File No. 811-07404), Invesco High Income 2023 Target Term Fund (File No. 811-23186); Invesco High Income 2024 Target Term Fund (File No. 811-23251), Invesco High Income Trust II (File No. 811-05769), Invesco Municipal Income Opportunities Trust (File No. 811-05597), Invesco Municipal Opportunity Trust (File No. 811-06567), Invesco Municipal Trust (File No. 811-06362), Invesco Pennsylvania Value Municipal Income Trust (File No. 811-07398), Invesco Quality Municipal Income Trust (File No. 811-06591), Invesco Senior Income Trust (File No. 811-08743), Invesco Trust for Investment Grade Municipals (File No. 811-06471), Invesco Trust for Investment Grade New York Municipals (File No. 811-06537), Invesco Value Municipal Income Trust (File No. 811-06590) and Invesco Senior Loan Fund (File No. 811-05845) (each, a “CEF Registrant” and collectively, the “CEF Registrants”); Invesco Exchange-Traded Fund Trust (File No. 811-21265), Invesco Exchange-Traded Fund Trust II (File No. 811-21977), and Invesco Exchange-Traded Self-Indexed Fund Trust (File No. 811-23304) (each, an “ETF Registrant” and collectively, the “ETF Registrants” and together, with the OEF Registrants and CEF Registrants, the “Registrants”)

Dear Mr. Long:

On behalf of the Registrants and each respective series of the Registrants listed in Exhibit A, as applicable (each such mutual fund or ETF, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the undersigned on December 6, 2023, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR for the fiscal years ended on the dates listed in Exhibit A, as applicable.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

1.	Comment:	Certain Funds, such as Invesco EQV Emerging Markets All Cap Fund, Invesco Global Strategic Income Fund and Invesco International Bond Fund, invest in foreign currencies. Please explain the Registrant’s accounting policies under generally accepted accounting principles (“GAAP”) regarding foreign currencies in countries including where currency controls are in place. Please also discuss whether differences, if any, between offshore and onshore exchange rates or currency controls impacted the liquidity or valuation of the Funds’ holdings during the applicable fiscal year.

Response:
All securities, including foreign exchange transactions, and foreign exchange rates used for translation between local currency of an asset or liability and operating currency are valued within the Funds financial statements in accordance with US GAAP.  ASC 830-20-30-1 states “At the date a foreign currency transaction is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction shall be measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date.”  The starting point for Invesco’s foreign currency valuation/translation is the spot rate provided daily by a third-party pricing service.  The Adviser’s valuation team performs due diligence on the third-party pricing vendor in accordance with requirements under SEC Rule 2a-5 and the Adviser’s Valuation Policy.  In addition, robust controls exist within the Adviser’s valuation process to identify, and where applicable, challenge and override foreign exchange rates which are not reliable or reflective of where transactions could be settled. This type of override would require approval by the Adviser’s Valuation Committee.  Factors such as broker quotations or bids, executed transactions and other third-party vendor provided foreign exchange rates are utilized by the Adviser’s valuation team to evaluate the reliability of vendor-provided foreign exchange rates and formulate a recommendation to the Adviser’s Valuation Committee should the valuation team determine that the rates provided are not reliable or reflective of where transactions could be settled.

For countries in which currency controls are in place, the Adviser’s valuation team reviews the FX rates provided by the third-party vendor and would recommend a challenge and override to such rates, along with a recommended rate, to the Adviser’s Valuation Committee should the valuation team determine that the rates provided are not reliable or reflective of where transactions could be settled.

Differences between onshore and offshore foreign exchange rates for specific currencies exist and reflect the difference in repatriation rates that an “onshore” or “offshore” investor would expect to receive when repatriating foreign currency to the operating currency of the Fund. A determination is made, partially based on the Fund’s domicile as to whether the Fund is an onshore or offshore investor for a particular market, and the Adviser then instructs the Fund’s third-party administrator to apply the appropriate foreign exchange rate (onshore or offshore).  Additionally, the Adviser’s valuation team utilizes the Fund’s independent third-party administrator to ensure consistency in rate determination (onshore vs offshore) where applicable, across the third-party Fund Administrator’s client base.  The foreign exchange rate determination (onshore vs offshore) and ongoing rate monitoring are subject to the aforementioned controls and oversight process performed by the Adviser’s valuation team and overseen by the Adviser’s Valuation Committee. Throughout the Funds’ fiscal year, the Adviser’s valuation team continued to observe pricing transparency across all foreign exchange rates and did not make any recommendations to override the vendor provided foreign exchange rates to the Adviser’s Valuation Committee.

2.	Comment:
The 2021 annual report for Invesco Dynamic Media ETF identified that net investment income included a significant dividend during the period; subsequent annual reports have shown net investment income without identification of a significant dividend. Please discuss in correspondence the Registrant’s accounting policies for identifying special/significant dividends and confirm such policies are applied consistently.

Response:
The Registrant’s policy with respect to significant dividends is to identify any dividends paid during the period that are unique or special in nature and outside of a security’s normal recurring payment cadence. If such dividend is identified, additional disclosure is added to the financial highlights if the dividend income impact to a Fund is greater than 5% of gross income and the per share impact is greater than 0.50% of NAV. The Registrant confirms that the policy is applied consistently and that there were no significant dividends requiring additional disclosure in the fiscal years ending 2022 or 2023 for Invesco Dynamic Media ETF.

3.	Comment:
Invesco Energy Fund and Invesco Comstock Select Fund show prospectus total expense ratios that are 6 basis points less than the total expense ratios in the Funds’ audited financial highlights. The prospectus total expense ratios for these Funds are footnoted to indicate that “Other Expenses” have been restated. Please explain why each Fund’s “Other Expenses” were restated.

Response:
Both Funds incurred non-routine expenses for legal and printing costs associated with the issuance of a proxy statement for shareholder vote to change each Fund’s sub-classification under the Investment Company Act of 1940 from diversified to non-diversified during the fiscal year ended April 30, 2023. These expenses were excluded from “Other Expenses” in the prospectus fee table pursuant to Instruction 3(d)(iii) as the Funds are not likely to incur these costs going forward.

4.	Comment:
The Notes to the Financial Statements for Invesco Emerging Markets Local Debt Fund discuss a new expense limitation agreement for the Fund that commenced outside the period covered by the annual report. Please explain. Note that expense limitation agreements should only be disclosed if they were in effect during the period covered by the report.

Response:
The disclosure in the notes to the financial statements includes the expense limitation in place during the reporting period ended October 31, 2022. That expense limitation was set to expire March 31, 2023. While it is not required, the Registrant’s policy is to disclose a new expense limitation for the upcoming year if there is a change to the expense limitation that will go into effect prior to the shareholder receiving the next semi-annual report.

5.	Comment:
Please note that Form N-CSR, Item 4 was updated to add Items 4(i) and 4(j) as part of the Holding Foreign Companies Accountable Act Disclosure (SEC Release No. 34–93701; IC–34431). Please confirm that responses to these Items will be included in Form N-CSRs filed for the Registrants.

	Response:	The Registrants confirm that responses to Items 4(i) and 4(j) will be included in the Registrants’ Form N-CSR filings.

Please do not hesitate to contact me at 713-214-4345 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Adrien Deberghes
Adrien Deberghes
Principal Financial Officer, Treasurer and
Vice President of the OEF Registrants and
CEF Registrant and Vice President of the ETF Registrants

cc:	Kelli Gallegos
Melanie Ringold
Taylor Edwards
Patricia Jones
Mark Greer
Adam Henkel
Mena Larmour

EXHIBIT A

Registrant Name	Series Name	FYE Reviewed
AIM Growth Series (Invesco Growth Series)	Invesco Main Street Small Cap Fund	12/31/2022
AIM Growth Series (Invesco Growth Series)	Invesco Main Street Mid Cap Fund	12/31/2022
AIM Growth Series (Invesco Growth Series)	Invesco International Diversified Fund	12/31/2022
AIM International Mutual Funds (Invesco International Mutual Funds)	Invesco Global Focus Fund	10/31/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco Emerging Markets Local Debt Fund	10/31/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco Global Strategic Income Fund	10/31/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco International Bond Fund	10/31/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco EQV Emerging Markets All Cap Fund	10/31/2022
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Global Real Estate Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Short Term Bond Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Income Fund	2/28/2023
AIM Investment Securities Funds Invesco Investment Securities Funds)	Invesco Intermediate Bond Factor Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Real Estate Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Short Duration Inflation Protected Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Government Money Market Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco High Yield Fund	2/28/2023
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco Corporate Bond Fund	2/28/2023
AIM Sector Funds (Invesco Sector Funds)	Invesco Value Opportunities Fund	4/30/2023
AIM Sector Funds (Invesco Sector Funds)	Invesco Dividend Income Fund	4/30/2023

Registrant Name	Series Name	FYE Reviewed
AIM Sector Funds (Invesco Sector Funds)	Invesco Technology Fund	4/30/2023
AIM Sector Funds (Invesco Sector Funds)	Invesco Comstock Select Fund	4/30/2023
AIM Sector Funds (Invesco Sector Funds)	Invesco Small Cap Value Fund	4/30/2023
AIM Sector Funds (Invesco Sector Funds)	Invesco Comstock Fund	4/30/2023
AIM Sector Funds (Invesco Sector Funds)	Invesco Energy Fund	4/30/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Municipal Income Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Pennsylvania Municipal Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Rochester New York Municipals Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Rochester Limited Term New York Municipal Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Intermediate Term Municipal Income Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco California Municipal Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Rochester Municipal Opportunities Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Limited Term Municipal Income	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco AMT-Free Municipal Income Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco New Jersey Municipal Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Limited Term California Municipal Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco High Yield Municipal Fund	2/28/2023
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Environmental Focus Municipal Fund	2/28/2023

Registrant Name	Series Name	FYE Reviewed
Invesco Advantage Municipal Income Trust II	Invesco Advantage Municipal Income Trust II	2/28/2023
Invesco Bond Fund	Invesco Bond Fund	2/28/2023
Invesco California Value Municipal Income Trust	Invesco California Value Municipal Income Trust	2/28/2023
Invesco Exchange-Traded Fund Trust II	Invesco PureBeta FTSE Emerging Markets ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco 0-5 Yr US TIPS ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco MSCI USA ETF	8/31/2023
Invesco Exchange-Traded Fund Trust II	Invesco PureBeta FTSE Developed ex-North America ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Solar ETF	8/31/2023
Invesco Exchange-Traded Fund Trust II	Invesco PureBeta US Aggregate Bond ETF	8/31/2023
Invesco Exchange-Traded Fund Trust II	Invesco PureBeta MSCI USA Small Cap ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2024 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2023 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2023 USD Emerging Markets Debt ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco Investment Grade Defensive ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2023 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2028 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2022 USD Emerging Markets Debt ETF	8/31/2023

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2025 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2027 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2024 USD Emerging Markets Debt ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2024 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2028 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2022 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco Investment Grade Value ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2025 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2025 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco RAFI(TM) Strategic Developed ex-US ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2026 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2026 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco Bloomberg Pricing Power ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco RAFI(TM) Strategic US ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2022 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2027 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2029 Municipal Bond ETF	8/31/2023

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2023 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco RAFI(TM) Strategic US Small Company ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2027 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2024 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco RAFI(TM) Strategic Emerging Markets ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2026 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2029 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2022 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2030 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2032 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2032 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2030 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2031 Municipal Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2028 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2031 Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2029 High Yield Corporate Bond ETF	8/31/2023
Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2030 Corporate Bond ETF	8/31/2023

Registrant Name	Series Name	FYE Reviewed
Invesco High Income 2023 Target Term Fund	Invesco High Income 2023 Target Term Fund	2/28/2023
Invesco High Income 2024 Target Term Fund	Invesco High Income 2024 Target Term Fund	2/28/2023
Invesco High Income Trust II	Invesco High Income Trust II	2/28/2023
Invesco Municipal Income Opportunities Trust	Invesco Municipal Income Opportunities Trust	2/28/2023
Invesco Municipal Opportunity Trust	Invesco Municipal Opportunity Trust	2/28/2023
Invesco Municipal Trust	Invesco Municipal Trust	2/28/2023
Invesco Pennsylvania Value Municipal Income Trust	Invesco Pennsylvania Value Municipal Income Trust	2/28/2023
Invesco Quality Municipal Income Trust	Invesco Quality Municipal Income Trust	2/28/2023
Invesco Senior Income Trust	Invesco Senior Income Trust	2/28/2023
Invesco Senior Loan Fund	Invesco Senior Loan Fund	2/28/2023
Invesco Trust for Investment Grade Municipals	Invesco Trust for Investment Grade Municipals	2/28/2023
Invesco Trust for Investment Grade New York Municipals	Invesco Trust for Investment Grade New York Municipals	2/28/2023
Invesco Value Municipal Income Trust	Invesco Value Municipal Income Trust	2/28/2023
Invesco Exchange-Traded Fund Trust	Invesco FTSE RAFI US 1000 ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Next Gen Connectivity ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Pharmaceuticals ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Oil & Gas Services ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Healthcare Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P MidCap Quality ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Technology Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P MidCap 400 Pure Value ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Food & Beverage ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Energy Exploration & Production	4/30/2023
Invesco Exchange-Traded Fund Trust	ETF Invesco S&P 500 GARP ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P MidCap Value with Momentum ETF	4/30/2023

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Value with Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Pure Value ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Biotechnology & Genome ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Utilities Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Next Gen Media and Gaming ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Pure Growth ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P SmallCap 600 Pure Value ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Large Cap Growth ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Consumer Staples Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Industrials Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P MidCap 400 Pure Growth ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco NASDAQ Internet ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Leisure and Entertainment ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Energy Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco FTSE RAFI US 1500 Small-Mid ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Bloomberg MVP Multi-factor ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P 100 Equal Weight ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P SmallCap Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco AI and Next Gen Software ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Large Cap Value ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Financial Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P SmallCap Value with Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Semiconductors ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Consumer Cyclicals Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Top 50 ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Building & Construction ETF	4/30/2023

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Fund Trust	Invesco S&P SmallCap 600 Pure Growth ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Dorsey Wright Basic Materials Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Zacks Multi-Asset Income ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco S&P MidCap Momentum ETF	4/30/2023
Invesco Exchange-Traded Fund Trust	Invesco Zacks Mid-Cap ETF	4/30/2023